Exhibit 99.3

May 18, 2015

Good Morning,

Today is the beginning of an exciting new chapter in ascena’s growth. This morning, we announced plans to acquire ANN INC. Ann’s ‘Ann Taylor’ and ‘Loft’ are joining the ascena family of brands.

This is an important day for all of us. It all starts with our vision for ascena – Serving our stockholders and creating value by becoming a family of leading retail concepts with $10 billion in sales, and top tier profitability. Today’s announcement is a major step forward in achieving our vision.

I am very proud of the company we have built together. Our brands are all leaders in their market segments and share an unwavering commitment to serving their customers, each in a unique and differentiated way. Similarly, Ann Taylor and Loft are strong brands with long, established histories, organizations and loyal customer followings built through years of hard work and commitment.

Ann Taylor and Loft add 1,030 stores and $2.5 billion in profitable sales to ascena bringing us to 4,946 total stores and nearly $7.3 billion in total sales. Ann Taylor and Loft together will make up 35% of ascena’s post transaction sales.

Our commitment and success in building an industry leading shared services organization is a key element in making this transaction work. We will leverage our distribution, fulfillment and sourcing capabilities, among others, to realize substantial savings in expenses as a combined company. In addition, Ann brings to us expertise in many areas to complement our commitment to best practices.

This transaction is very compelling to ascena for several reasons:

•	Highly complementary brands. Our soon to be seven brands create a well-balanced and diversified retail family with minimal overlap / competition with each other;

•	After this transaction, ascena will be one of the largest, diversified specialty apparel retailers;

•	Significant synergy savings. We believe there are substantial synergy savings opportunities;

•	Financially compelling transaction. We believe this transaction will substantially add to our earnings and earnings per share within the first year post-closing and thereafter.

In terms of the structure, we will be paying ANN INC. stockholders a combination of cash and ascena stock (see the attached press release for details). To fund the cash portion, we will incur debt. While our debt level will be higher than in the past, I am comfortable that we will be able to generate signficant free cash flow, enabling a rapid deleveraging.

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I am committed to our model of brands operating independently and collaboratively supported by our shared services organization. We have built a strong shared services infrastructure enabling us to deploy a “plug and play” format. Additionally, each of our brands has a unique and different culture, history and commitment to its associates and customers that we honor. I foresee few, if any, changes at our brands. And, importantly, we need our brands to remain fully focused on serving their customers.

This new partnership will create many opportunities throughout ascena. It gives us an extremely strong position in the market and allows us to leverage our strengths in potentially incredible ways.

The transaction will likely close in the second half of 2015. Over the next few months, we will develop detailed post-closing plans. As mentioned earlier, we believe there are substantial synergy savings opportunities, and our shared services teams will be working to fine tune their plans. We are committed to keeping you regularly informed of progress as we move forward.

The future is incredibly bright for ascena. I am excited and confident about this next chapter. Let’s remember that each of our brands, including Ann Taylor and Loft, started and has grown guided by dedicated associates with strong visions grounded in serving their customers. While some things may change, our customer focus will always remain primary in every brand and across ascena.

I’d like to thank the many associates across the brands and shared services who have been working so diligently over the past few months as part of the due diligence process.

Finally, I again want to express my sincere appreciation to each of you. Our dedicated and committed people are the single most important reason why we have progressed so far, and why we are able to write this next chapter in our history together. Thank you!

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